McAFEE & TAFT
A PROFESSIONAL CORPORATION

10TH FLOOR • TWO LEADERSHIP SQUARE
211 NORTH ROBINSON • OKLAHOMA CITY, OK 73102-7103
(405) 235-9621 • FAX (405) 235-0439
www.mcafeetaft.com

Wagner R. Dias da Silva Attorney At Law Writer direct (405) 552-2374 Fax (405) 228-7374 wagner.diasdasilva@mcafeetaft.com
April 16, 2021
U.S. Securities and Exchange Commission
Attention: Keith E. Carpenter
100 F Street, NE
Washington, D.C.  20549
Re:      Response to Telephonic Comments – Post-Effective Amendments to Registration Statements for American Fidelity Separate Account A (File Nos. 2-30771 and 811-01764); American Fidelity Separate Account B (File Nos. 333-25663, 811-08177); and American Fidelity Separate Account C (File Nos. 333-103492 and 811-21313)
Mr. Carpenter:
We have revised the above-referenced registration statements in response to your telephonic comments on April 14, 2021 as follows:
Separate Account C –
Comment 1.  Item 2 instruction 1B - To the extent you have electronic versions of the summary prospectus, you should have hyperlinks to the statutory prospectus.
RESPONSE: We confirm that the electronic versions of the summary and statutory prospectuses for each of the separate accounts will have the required hyperlinked cross-references to the sections of the statutory prospectus where the subject matter is discussed in greater detail.
Comment 2. Item 2 instruction 2(c)i - On the Key information table, reflect current charges only, there is only one class.
RESPONSE: The key information tables have been revised to only reflect current charges.
Comment 3. Confirm whether we have loans for some policies in your response letter
RESPONSE: Confirmed. The policies for Separate Account B and Separate Account C allow for loans. Loans are not allowed under the Separate Account A policy.
Comment 4. Confirm that there are no optional benefits for additional charge – like a rider
RESPONSE: Confirmed. None of the separate account contracts offer optional benefits for additional charge.
Comment 5.  Under Restrictions in the Key Information Table – page 9 – explain sentence in your letter that there is a disclaimer of liability.  The Company isn’t liable?  It isn’t really a restriction – leave it in if you want, but needs some clarification
RESPONSE: The following sentence has been deleted from the registration statements: “We will not be liable for transfers made at a participant’s or a policyholder’s direction.”
Comment 6. Page 11 – third paragraph – language about being fully amortized over a term not to exceed 5 years – by fully amortizing the loan, you just mean the loan has to be repaid over that period?  You might want to say repaid with interest installments – not everybody knows what amortized means.
RESPONSE: The language has been revised to state that the loan will be fully amortized (be repaid by fixed monthly payments applied to principal and interest) over a term not to exceed 5 years.
Comment 7. In the footnote to the Fee Table – you have some information about the transfer fee – you say currently there is no transfer fee, but we reserve the right to charge one – you need to say what that would be – you could say currently there is no transfer fee, but we reserve the right to charge a transfer fee up to (whatever it is) – normally the fee table refers to maximum fees - .
RESPONSE: The footnote to Separate Account C’s registration statement fee table has been deleted. The policy does not contemplate a transfer fee.
Comment 9. Item 4 instruction 11 - The loan interest rate that should be included in the fee table and I know it’s not really in the form but we always ask that – it’s a catch all – they are asking about other charges that may be applicable.  There just needs to be some disclosure about the loan interest rate – however you want to do it
RESPONSE: The loan interest rate has been added to the fee tables in Separate Account B and C’s registration statements. Loans are not allowed under the Separate Account A policy.
Comment 10. Item 17 instruction 4 - Confirm list of mutual funds available due to contract- there are no expense reimbursements or waivers – if there are you need a footnote.
RESPONSE: One of the funds, American Funds Insurance Series Washington Mutual Investors Fund,  has a fee waiver in place. We have added the following footnote to the table in the Separate Account A and B Appendix: “Prior to May 1, 2021, the fund was called Blue Chip Income and Growth Fund. Current expenses for this fund reflect a temporary fee reduction in the form of a 0.16% fee waiver.”
Comment 11 – Part C – Other Information – you are still using the numbers – this is not a major comment, but you are still using the numbers but the new form changed it to letters
RESPONSE: The exhibit list has been revised to reflect the N-4 form change from numbers to letters.
Separate Account B
Comment 1.  In Key Information table – ongoing fees and expenses – page 6 – the base contract expenses – confirm that the base contract expenses reflect any policy maintenance fees if there are any
RESPONSE: Base contract expenses have been revised to reflect policy maintenance fees.
Comment 2.  Restrictions – page 8 – seems like it is a little long – purpose of Key Information table is to be succinct so investors will read it.  You might want to consider whether it could be shortened [confirmed]
RESPONSE: The Investments Restrictions discussion has been shortened. It now reads in its entirety as follows:
At your direction, we will make transfers between any of the investment options to which you have allocated money.  We reserve the right, at any time and without prior notice, to end, suspend or change the transfer privilege, in which case we will provide written notice of any such action.
Transfers During the Accumulation Phase.  If you make more than 12 transfers in a policy year, we will charge a transfer fee, which will be deducted from your account.  The fee is $25 per transfer or 2% of the amount transferred, whichever is less.
Transfers During the Annuity Phase.  During the annuity phase, you may only make one transfer in each policy year.
We reserve the right to remove or substitute Portfolio Companies as investment options.
Separate Account A
Comment 1.  Sales Charge – Information Table – is that a contingent deferred charge – waived for premiums of $2,000 or more – in the form they just have charges for early withdrawal, transaction charges? Just explain it in the letter– it’s the first item on the charges table.
RESPONSE: We deduct a 3% sales charge (which is a transaction charge) from each purchase payment to recover our distribution expenses.  The sales charge is waived for lump sum or purchase payments of $2,000 or more.
The above described revisions will be reflected in the post-effective amendments to the registration statements to be filed with the commission pursuant to paragraph (a)(1) of Rule 485. Please do not hesitate to contact me or Jennifer Wheeler should you have any questions.
Very truly yours,
/s/ Wagner R. Dias da Silva
Wagner R. Dias da Silva

WRD:cae
Enclosures

cc: Jennifer Wheeler
Vice President and Senior Counsel
American Fidelity Assurance Company
Jennifer.Wheeler@camgenpartners.com
405.416.7984